

Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President & Deputy General Counsel
Listing Qualifications

By Electronic Mail

November 9, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 9, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from Edoc Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share, one Right and one redeemable Warrant
Class A Ordinary Shares, $0.0001 par value per share
Rights entitling the holder to receive one-tenth (1/10) of one Class A ordinary share
Redeemable Warrants entitling the holder to purchase one-half of one Class A ordinary share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Yolanda Goettsch